[Letterhead of EndoChoice Holdings, Inc.]

August 8, 2016

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Acceleration Request for EndoChoice Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-212868)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EndoChoice Holdings, Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (ET) on August 10, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this staff comment and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 8, 2016

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Keith Townsend at King & Spalding LLP at (404) 572-3517.

Very truly yours,

EndoChoice Holdings, Inc.

By:	/s/ Brit Young
Name: Brit Young
Title: General Counsel